Indosat Reports Key Highlights

 For the Full Year Ended December 31, 2010

Jakarta, Indonesia, 2 March 2011: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to report the key highlights of its operational and financial results for the full year ended December 31, 2010. The financial statements will be prepared in accordance with the Indonesian Generally Accepted Accounting Principles (GAAP).

Indosat’s reporting of key highlights today coincides with the release of Qatar Telecom Q.S.C. (“Qtel”) results for the full year ended December 31, 2010. As the majority shareholder in Indosat, Qtel fully consolidates Indosat’s results in its own financial reports. Indosat expects the completion and release of the results by March 24, 2011. An analyst and investor call will be held on March 28, 2011.

Financial Highlights:

	Quarterly Analysis			Year on Year Analysis
	Q4 2010	Q4 2009	% change	FY 2010	FY 2009	% change
Operating Revenue (IDRbn)*	4,953.4	5,091.3	(2.7)	19,796.5	18,824.2	5.2
Cellular (IDRbn)	4,000.4	3,970.9	0.7	16,027.1	14,300.2	12.1
Non-Cellular (IDRbn)	953.0	1,120.4	(14.9)	3,769.4	4,524.0	(16.7)
EBITDA** (IDRbn)	2,498.2	2,447.0	2.1	9,625.9	8,774.4	9.7
EBITDA Margin (%)	50.4	48.1	2.3	48.6	46.6	2.0
Net Income (IDRbn)	116.3	48.3	140.5	647.2	1,498.2	(56.8)
Cash-out Capex (IDRbn)	2,195.6	1,242.6	76.7	6,535.2	10,699.7	(38.9)
Total Debt (IDRbn)	24,063.2	25,474.4	(5.5)	24,063.2	25,474.4	(5.5)
Total Cellular Subs (mn)	44.3	33.0	34.3	44.3	33.0	34.3

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Earnings per share in 2010 declined by 56.8 percent to IDR 119.1 (FY 2009: IDR 275.7) as a result of lower gains in foreign exchange, higher absolute financing costs and an increase in depreciation and amortization expenses.

Operational Highlights:

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Cellular revenues grew at an annualized rate of 12.1%, despite heightened competitive dynamics in Q4- 2010.

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Successful expansion of EBITDA margin by 2% over the comparative percentage in 2009, coupled with significant growth in the cellular customer base to over 44mn.

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Early repayments on BCA credit facilities  (IDR 1.3tn), DBS credit facility (IDR400bn) and a Mandiri credit facility (IDR 900bn)

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Repayment of USD bonds due 2010 totaling US$234mn, early repayment of USD bonds due 2012 totaling US$109mn, and the repayment of an IDR denominated bond due in 2010 amounting to IDR 640bn.

Commenting on the results Harry Sasongko, President Director and CEO of Indosat said:

“Indosat achieved growth of 5.2% in consolidated revenues for the full year 2010. This was supported by strong cellular revenue growth of 12.1%, despite a decline of 16.7% in non-cellular revenues. The Company continues to perform well despite an increase in competitive pressure in the 4Q 2010 and the ongoing transformation of our business, which is now well under way and will move us closer to our objective of becoming the preferred provider of Information and Communication (ICT) services to our customers. The increase in EBITDA margin demonstrates the progress we continue to make with our cost efficiency programs. These ongoing initiatives along with the broader transformation of the business towards becoming a customer centric organization, will solidify not only our market position, but also enhance the value we provide to customers and stakeholders alike as a full-service and fully integrated telecommunications operator unlike any other in Indonesia.”

For more information please visit www.indosat.com.

*Including the reclassification of a portion of International Call revenue from fixed telecommunication segment to cellular segment for the full year in 2010 and 2009 and for nine months period in 2010 and 2009.

**EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

- Ends -

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.